Exhibit 3.2

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION

OF

SPECTRE TECHNOLOGY CORPORATION

Pursuant to the provisions of the Nevada Business Corporations Act, the above corporation adopts the following amendment to the Articles of Incorporation by way of shareholder consent.

1.

The following amendment of the Articles of Incorporation was adopted by shareholder consent by a majority of the shareholders of the corporation on April 4, 2007, said articles are hereby amended as follows:

Article VIII

Stock

The aggregate number of shares which this Corporation shall have authority to issue is Three Hundred Million (300,000,000) shares of Common Stock having a par value of $.001 per share.  All common stock of the Corporation shall be of the same class, common and shall have all the same rights and preferences.  Fully-paid stock of this Corporation shall not be liable to any further call or assessment.  The Corporation shall also have authority to issue Five Million (5,000,000) shares of Preferred Stock having a par value of $0.001 per share and to be issued with such rights, preferences, and designations and in such series as determined by the Board of Directors of the Corporation.

Of the Preferred Stock, one million (1,000,000) shares shall be designated as Class B Preferred Stock.  The designations and preferences of the Class B Preferred Stock is as follows:

a. Except as required by law, each holder of shares of Class B Preferred Stock shall be entitled to vote on all matters of the Corporation.

b. With regard to any vote in respect of the following matters, the authorized Class B Preferred Stock shall be entitled in the aggregate with relative voting powers among the holders of Class B Preferred Stock apportioned according to their respective holdings, to cast votes equal to fifty-one percent (51%) of the votes necessary to authorize or take action in respect of such matter at a meeting at which all shares entitled to vote thereon were present and voted, with the voting rights of all other classes of stock (whether preferred or common and whether currently existing or to be created) being entitled, in the aggregate, to cast votes equal to forty-nine percent (49%) of the votes necessary to authorize or take action in respect of such matter at a meeting of which all shares entitled to vote thereon were present and voted:

i) Any election of Directors or proposal to remove or add a Director, the holders of Class B Preferred Stock will be entitled to cast votes equal to sixty-seven percent (67%) of the votes necessary to authorize or take such action and the voting rights of all other classes of stock will be entitled to cast votes equal to thirty-three percent (33%) of the votes necessary to authorize or take such action;

ii) Any amendment, amendment and restatement, or repeal of the Articles of Incorporation or Bylaws, including any such action which prohibits the Board of Directors from reconsidering any amendment, amendment and restatement or repeal of the Articles of Incorporation or Bylaws;

iii) Any amendment, amendment and restatement, or repeal of the Designations and Preferences of Class B Preferred Stock;

iv) Any decision relating to the sale (whether assets or securities, common or preferred stock), merger, liquidation and dissolution, recapitalization, or issuance of Common or Preferred Stock of the Corporation.

2.

The number of shares of the corporation outstanding at the time of adoption of the foregoing was approximately 20,000,000; and the number of shares entitled to vote thereon were the same.

3.

The number of share consenting to the action was 10,600,000.  The shareholders consenting to the action represented a majority of the issued and outstanding shares.

Effective the 4th day of April, 2007.

/s/ Alain Ghiai

Alain Ghiai, Director and Chairman

/s/ Alain Ghiai

Alain Ghiai, President and Secretary